UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File No. 001-34400

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

FOR BARGAINED EMPLOYEES

(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

INGERSOLL-RAND PLC

170/175 Lakeview Drive

Airside Business Park

Swords, Co. Dublin

Ireland

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Index

December 31, 2009 and 2008

Note:	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Ingersoll-Rand Company Employee Savings Plan for Bargained Employees

Davidson, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees (the “Plan”) as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees as of December 31, 2009 and 2008 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/    Dixon Hughes PLLC

Charlotte, North Carolina

June 28, 2010

6525 Morrison Boulevard, Suite 516 Charlotte, NC 28211-3663 Ph. 704.367.7020 Fx. 704.367.7760 www.dixon-hughes.com

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value
Plan’s interest in Savings Plan Master Trust, excluding participant loans (Note 4)	$29,163,021	$24,391,014
Participant loans	1,446,953	1,578,853

Total net assets available for benefits	$30,609,974	$25,969,867

The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributable to:
Plan’s interest in investment income (loss) of the Savings Plan Master Trust (Note 4)	$6,294,665	$(10,281,512)

Contributions
Participant	1,543,877	2,085,164
Employer	94,814	121,198

	1,638,691	2,206,362

Total additions	7,933,356	(8,075,150)

Deductions from net assets attributable to:
Participant withdrawals and distributions	3,277,275	5,012,084
Administrative expenses	15,974	15,573

Total deductions	3,293,249	5,027,657

Net increase (decrease)	4,640,107	(13,102,807)
Net assets available for benefits
Beginning of year	25,969,867	39,072,674

End of year	$30,609,974	$25,969,867

The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan

The following description of the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established to provide benefits to eligible employees of Thermo King Corporation (“Thermo King”), including employees who, until October 1997, were participants in the Westinghouse Savings Program, a defined contribution plan maintained by Westinghouse Electric Corporation (“Westinghouse”), and who, by reason of the acquisition of Thermo King from Westinghouse by Ingersoll-Rand Company (“the Company”), ceased to be participants in the Westinghouse Savings Program.

Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan. The Plan’s assets are part of the Ingersoll-Rand Company Savings Plan Master Trust (“Savings Plan Master Trust”) maintained by Fidelity. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation

All individuals employed by the Company, and whose terms of employment are governed by a collective bargaining agreement which specifically allows participation in the Plan are eligible to participate in the Plan upon completion of at least one year of service, as defined in the Plan.

Contributions

Generally, participants may elect to contribute to the Plan 1% to 20% of their compensation, in increments of 1%, on an after-tax basis, a pre-tax basis or a combination thereof. Effective January 1, 2009, certain bargained groups may contribute up to 50% of their compensation. Employee contributions are subject to limitations as defined by the U.S. Internal Revenue Code (“IRC”). For certain bargained groups, the Company makes monthly contributions to the Plan equivalent to 50% of the contributions made by participating employees, up to a maximum employer contribution of 3% of the participants’ monthly compensation. Participants may change their contribution amounts at any time by contacting Fidelity. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and an Ingersoll Rand Stock Fund for participants.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) allocations of the Company’s matching contribution (if applicable), (c) allocations of Plan earnings (losses), net of investment management fees, and (d) any Company discretionary contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts (if applicable) is based on years of continuous service. A participant is 100% vested after three to five years of service, based on the specific bargaining unit. All Company matching contributions, not otherwise vested, become 100% vested upon the participant’s death, disability or the participant’s becoming a retired participant.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2009 and 2008

Participant Loans

For certain bargaining units, participants may borrow from their accounts in multiples of $100 with a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested eligible account balance reduced by the highest outstanding loan balance during the preceding twelve months. Participants are permitted to have up to two outstanding loans at any given time. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 6–60 months. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of prime plus 1% (rounded to the nearest 0.5%) at the time of the loan, which is commensurate with local prevailing rates as determined by the Plan Administrator. At December 31, 2009 and 2008, interest rates ranged from 4.25% to 10.0%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant with a vested account balance greater than $3,500 to $5,000, based on the specific bargaining unit, has three options: (1) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account; (2) receive installments in the form of various types, as defined by the Plan; or (3) roll over the balance in his or her account to another qualified plan or Individual Retirement Account. A participant with a vested account balance of $5,000 or less may only choose options (1) or (3).

Administration and Expenses

Fidelity Management Trust Company (“Fidelity”) is the Plan’s trustee and recordkeeper. The Ingersoll-Rand Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof. The Ingersoll-Rand Benefits Investment Committee selects and approves the Plan’s investment options. Certain expenses associated with the administration of the Plan and the Trust are paid for by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees, distribution fees and fees related to investments in the self directed brokerage accounts are paid for by the participant.

Forfeited Accounts

At December 31, 2009 and 2008, forfeited non-vested accounts were $126 and $3,619, respectively. Forfeited non-vested amounts may be used to reduce future employer contributions. In 2009 and 2008, employer contributions were reduced by $6,696 and $3,809 respectively, from forfeited nonvested accounts.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Valuation of Investments

A portion of Plan assets are part of the Savings Plan Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2009 and 2008

participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

Investments in the Savings Plan Master Trust are reported at fair value. The Savings Plan Master Trust reports investments in Mutual Funds at current value based on published market quotations. Fidelity’s Institutional Money Market Portfolio is valued at current value based on published market quotations of those Fidelity funds in which it participates. Investments in the Self-Directed Brokerage Accounts are at current value based on published market quotations of the individual investments comprising the brokerage accounts. Shares in the Ingersoll Rand Stock Fund are valued based on their net asset value, determined daily. Shares of common collective trusts are valued at the net asset value of shares at year end based upon current value. Common collective trusts are not available in an exchange or active market; however, the fair value is determined based on the underlying investments as traded in an exchange or active market. There is no restriction in place with respect to the daily or monthly redemption of the common collective trust.

The Participant Loan Fund represents the net outstanding receivable balance, which approximates fair value, due to the Plan from those participants with outstanding loan balances.

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

The statements of changes in net assets include unrealized appreciation or depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

Payment of Benefits

Benefits to participants are recorded when paid.

Reclassifications

Certain reclassifications have been made to the prior period presented in the financial statements to conform to the current year presentation.

New Accounting Pronouncements

As of December 31, 2009, the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”) which became the single source of authoritative non-governmental accounting principles generally accepted in the United States of America (“GAAP”), superseding various existing authoritative accounting pronouncements. The Codification establishes one level of authoritative GAAP. All other literature is considered non-authoritative. There were no changes to the Plans’ financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.

As of December 31, 2009, the Plan adopted FASB updated guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. This update creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. Although the adoption of this

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2009 and 2008

update did not materially impact the Plan’s financial statements, the Plan is now required to provide additional disclosures with respect to its investments in common collective trusts.

In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in Level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance if effective for fiscal years beginning after December 15, 2010. As this guidance is only disclosure related, it will not have any impact on the Plan’s financial statements.

3.	Fair Value Measurements

GAAP defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Ingersoll Rand Stock Fund: Valued at the net asset value (“NAV”) of shares held by the Savings Plan Master Trust at year end. The fund primarily invests in stock of Ingersoll-Rand plc, which is traded on the

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2009 and 2008

New York Stock Exchange (“NYSE”) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments.

Mutual funds: The shares of registered investment companies are values at quoted market prices in an exchange and active market, which represent the NAV of shares held by the Savings Plan Master Trust at year end and are classified as level 1. Investments in registered investment companies generally may be redeemed daily.

Common collective trusts: These assets are not available in an exchange or active market; however, the fair value is determined based on the NAV of the underlying assets as traded in an exchange or active market. Common collective trusts generally may be redeemed monthly.

Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts.

Money market funds: Valued at the NAV of the funds in which the Savings Plan Master Trust participates at year-end.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following table does not include the Plan’s interest in the Savings Plan Master Trust. See Note 4 for further disclosures of the fair value of the assets held within the Master Trust.

The following summarizes the classification of investments by classifications and method of valuation as of December 31, 2009 and 2008:

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Participant loans	$ —	$ —	$1,446,953	$1,446,953

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Participant loans	$ —	$ —	$1,578,853	$1,578,853

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2009 and 2008

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 and 2008:

	2009 Participant loans	2008 Participant loan
Balance, beginning of year	$1,578,853	$1,573,495
Realized gain/(losses)	—	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—	—
Purchases, sales, issuances and settlements, net	(131,900)	5,358

Balance, end of year	$1,446,953	$1,578,853

4.	Investment in the Savings Plan Master Trust

The Plan’s investments are in the Savings Plan Master Trust which was established for the investment of assets of the Plan and several other Ingersoll-Rand Company sponsored retirement plans. The assets of the Savings Plan Master Trust are held by Fidelity. Each participating retirement plan has an undivided interest in the Savings Plan Master Trust. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at year end. At December 31, 2009 and 2008, the Plan had a 0.95% and 3.15%, respectively, participation in the Savings Plan Master Trust.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2009 and 2008

The net assets of the Savings Plan Master Trust consisted of the following at December 31:

	2009	2008
Investments, at fair value
Money market portfolio	$148,291,472	$48,031,214
Mutual funds	1,068,037,089	248,429,424
Self-directed brokerage accounts	135,234,812	11,410,893
Common collective trusts	764,508,749	351,691,150
Ingersoll Rand Stock Fund	943,251,993	115,396,306

Net assets available for benefits	$3,059,324,115	$774,958,987

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2009 and 2008

Net realized and unrealized appreciation (depreciation) of investments and interest and dividend income for the Savings Plan Master Trust for the years ended December 31, are as follows:

	2009	2008
Investment income:
Net appreciation (depreciation) in fair value of investments
Money market portfolio	$—	$2,418,900
Mutual funds	71,158,770	(151,120,424)
Self-directed brokerage accounts	2,635,445	(4,825,803)
Common collective trusts	84,195,864	(144,062,164)
Ingersoll Rand Stock Fund	123,599,700	(170,734,634)

	281,589,779	(468,274,125)
Interest and dividend income	10,949,748	21,944,083

Total investment income (loss)	$292,539,527	$(446,330,042)

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2009 and 2008

The following summarizes the classification of investments by level within the fair-value hierarchy as of December 31, 2009 and 2008:

	Assets at fair value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust Investment Fund
Money market portfolio	$148,291,472	$—	$—	$148,291,472
Mutual funds:
Growth funds	426,302,881	—	—	426,302,881
Bond fund	254,891,834	—	—	254,891,834
International growth funds	225,141,090	—	—	225,141,090
Domestic equity fund	80,192,203	—	—	80,192,203
Fixed income fund	40,348,957	—	—	40,348,957
Value equity fund	21,744,332	—	—	21,744,332
Index funds	19,415,792	—	—	19,415,792
Self-directed brokerage accounts	135,234,812	—	—	135,234,812
Common or collective trusts	108,327,338	656,181,411	—	764,508,749
Ingersoll Rand Stock Fund	—	943,251,993	—	943,251,993

Total assets at fair value	$1,459,890,711	$1,599,433,404	$—	$3,059,324,115

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust Investment Fund
Money market portfolio	$48,031,214	$—	$—	$48,031,214
Mutual funds:	248,429,424	—	—	248,429,424
Self-directed brokerage accounts	11,410,893	—	—	11,410,893
Common or collective trusts	41,970,117	309,721,033	—	351,691,150
Ingersoll-Rand Company limited stock fund	—	115,396,306	—	115,396,306

Total assets at fair value	$349,841,648	$425,117,339	$—	$774,958,987

5.	Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts and shall be entitled to a distribution of their respective account balances.

6.	Risks and Uncertainties

Through the Savings Plan Master Trust, the Plan provides for various investment options in any combination of common stocks, mutual funds, common collective trusts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Notes to Financial Statements

December 31, 2009 and 2008

7.	Party-In-Interest Transactions

Certain Plan investments held in the Savings Plan Master Trust are shares of mutual funds and short-term investments managed by Fidelity. Fidelity is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions, but are not deemed prohibited transactions.

Certain Savings Plan Master Trust investments are units of the Ingersoll Rand Stock Fund. These transactions qualify as party-in-interest transactions, but are not deemed prohibited transactions.

8.	Tax Status

The U.S. Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9.	Subsequent Events

The Company has evaluated subsequent events since the date of these financial statements. The Company has determined there were no material events that would require adjustment to or disclosure in the Plan’s financial statements.

Ingersoll-Rand Company

Employee Savings Plan for Bargained Employees

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009	Schedule I

Plan Sponsor:	Ingersoll-Rand Company
Employer Identification:	13-5156640
Plan Number:	076

	Identity of issue, borrower lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
*	Plan’s interest in Savings Plan Master Trust, excluding participant loans	Master Trust 0.95% participation	**	$29,163,021

	Participant loans	Due 01/01/2010 -01/26/2015 4.25% - 10.00%	—	1,446,953

	TOTAL INVESTMENTS HELD BY THE PLAN			$30,609,974

*	Includes assets which represent permitted party-in-interest transactions to the Plan.
**	Cost information is not required for participant directed investments and is therefore omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN FOR BARGAINED EMPLOYEES

Dated: June 28, 2010	By:	/S/ SHEILA SAVAGEAU
	Name:	Sheila Savageau
	Title:	Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Dixon Hughes PLLC